PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

October 17, 2005

BY FAX

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Long:

Subject:

Project Romania Inc.

Amendment No. 5 to Form SB-2 filed October 17, 2005

File No. 333-123479

This letter is in response to your comment letter dated October 14, 2005, regarding the registration statement on Form SB-2 filed by Project Romania Inc., and accompanies Amendment No. 5 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

General

1.

The financial statements must be updated if the registration statement is not declared effective by October 17, 2005. See Item 310(g)(2) of Regulation S-B.

Response: Advice duly noted.

Exhibits

2.

We note footnote 3 of this section stating that certain exhibits were previously filed with Form S/B-2/A filed on August 10, 2005; however, your amended Form SB-2/A was filed on August 11, 2005, not August 10. Please revise.

Response: Footnote 3 revised as requested.

Exhibit 5.1

3.

The legality opinion should be updated to the most recent date practicable. In this regard, we note that this opinion is dated February 14, 2005 and was filed on March 22, 2005.

Response: The legality opinion has been updated as requested.

4.

Please confirm in writing that the reference and limitations to “Nevada corporate law” includes all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions, the Nevada Constitution and the applicable judicial and regulatory determination interpreting these laws.

Response: The reference and limitation to “Nevada corporate law” in Mr. Henrie’s opinion letter has been expanded to include “all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions, the Nevada Constitution and the applicable judicial and regulatory determinations interpreting these laws.”

Exhibit 10.6

5.

Refer to the first sentence of this exhibit. We note that Mr. Stunden entered into a finance commitment with the company dated April 20, 2005 indicating he would provide financing to Project Romania for a twelve-month period “ending April 19, 2005.” Please revise to state, if true, that the twelve-month period would end on April 19, 2006.

Response: Loan commitment letter dated September 7, 2005 revised, as requested, as the twelve-month period should end on April 19, 2006, not April 19, 2005.

6.

When you amend and re-file this agreement, please indicate in the exhibit list the date of the amendment with which the exhibit is filed.

Response: Duly noted.

We trust all of the foregoing is satisfactory.

Yours truly,

/s/  Michael Stunden

R. Michael Stunden

c.c. Gary Henrie